NEWS RELEASE

New York - AG	May 31, 2022
Toronto – FR
Frankfurt – FMV
First Majestic Intersects 8.39 g/t Au over 29.7m Near Active
Underground Mining at Jerritt Canyon

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce positive drill results from its ongoing exploration program at the Jerritt Canyon Gold Mine (“Jerritt Canyon”) located in Elko County, Nevada. Since acquiring the mine on April 30, 2021, the Company has completed over 70,000 metres in exploration drill holes consisting of step-out and greenfield targets designed to increase the confidence of the mineral resource and add new ounces. In 2022, the Company plans to drill approximately 135,000 metres at Jerritt Canyon with a focus primarily on the Smith/SSX mines, and the Winters Creek, Waterpipe, Wheeler, and Murray areas.

The Company is also pleased to announce that the United States Forest Service (“USFS”) has approved an exploration permit to conduct activities across 42,976 acres (17,976 hectares) of USFS land at Jerritt Canyon. This permit allows for up to 500 acres of newly constructed exploration roads and up to 1,100 new drill pads. The Company is now prioritizing exploration drill targets and is expected to commence drilling on July 1, 2022.

“Today’s exploration results validate our thesis that Jerritt Canyon possesses tremendous mineral potential between the SSX and Smith mines as well as across the entire 30,821 hectare land package,” stated Keith Neumeyer, President and CEO of First Majestic. “We have identified a high-grade underground mineralized pod near current mining activities, and we plan to advance the area toward ore production in the coming quarters. In addition, we have discovered numerous near surface gold mineralization that have the potential to grow into large, new gold deposits for open pit mining. Since our acquisition, our team has made significant steps towards rebuilding Jerritt Canyon’s reputation within the state of Nevada and having received the USFS exploration permit is a major achievement for the future growth of Jerritt Canyon.”

Highlights from the Company’s ongoing exploration program include the following summary of intercepts:

At the Smith/SSX mines:

●SMI-LX-1112: 8.39 g/t Au over 29.7m, located approximately 90 meters southeast of the new connection drift developed between the SSX and Smith mines and only 55 metres southwest of active underground workings. Early-stage geologic modeling suggests the gold mineralization discovered is flat-lying, similar to other deposits in the mine and the drill hole intersected the mineralization at a low angle. Follow up drilling designed to determine geometry and extent of the mineralization is underway.

At Winters Creek:

●WC-588: 11.81 g/t Au over 13.7m, the intercept is approximately 400m east of the Winters Creek historic open pit and remains open to the west and north. The geometry of the mineralization is not yet known.

At the historic Murray mine:

●GR-425: 4.74 g/t Au over 12.2m, confirming the presence of gold mineralization approximately 100m south of historic mine workings. Geologic modeling of this flat-lying gold mineralization suggests that this intercept reflects the apparent thickness of the zone.

At Waterpipe II to Wheeler, in the southern end of the land package, drilling has identified a new zone of gold mineralization with multiple low-grade intercepts to date. The gold mineralization in this area dips at a shallow angle and drill holes summarized below are vertical:

Waterpipe II:

•WT-156: 1.91 g/t Au over 18.2m, starting from a depth of 82.3m; 1.37g/t Au over 22.9m starting from 109.7m and 1.57g/t Au over 12.2m starting from 138.6m
•WT-192: 2.06 g/t over 13.7m, starting from a depth of 25.9m
•WT-200: 1.82 g/t Au over 35m, starting from a depth of 57.9m and 0.95 g/t Au over 15.2m, starting from a depth of 97.5m down hole
•WT-209: 1.45 g/t Au over 21.3m, starting from a depth of 60.9m and 1.96 g/t Au over 19.8m, starting from a depth of 242.3m down hole

Wheeler:

•WH-49: 1.27 g/t over 15.2m starting from 35.1m down hole
•WH-068: 1.37 g/t Au over 38.1m starting at 109.7m down hole
•WH-073: 1.14 g/t over 15.2m starting from 216.4m down hole

Sample assay results from several completed holes are still pending and will be incorporated into block model estimates on a continuous basis.

Figure 1: Location Map Jerritt Canyon

Location Map
Forest Service
N
North Gen
West Gen
Winters Creek
Murray
Mill
Marlboro Canyon
Alchem
Saval
SSX
Smith
Mill Creek
Burns Basin
JCG land package
Wheeler to WPII
Starvation
Active mining
Past producers
Areas of focus
0 3 6 Km
Sources: Esri, HERE, Garmin, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Kadaster NL, Ordnance Survey, Esri Japan, METI, Esri China (Hong Kong), (c) OpenStreetMap contributors, and the GIS User Community

The ongoing drilling campaign at Jerritt Canyon consists of short-term focused underground core drilling testing extensions of known ore controls in close proximity to active mining; mid-term focused drilling planned to validate/test the presence of mineralized volumes near historic workings; and long-term focused drilling aiming to make new gold discoveries in the district.

Figure 2: Plan View and Vertical-Section of Significant Gold Intercepts, Smith Mine Zone 10

Figure 3: Plan view of Significant Gold Intercepts, Murray Mine

Figure 4: Significant Gold Intercept at Murray Mine, Vertical Section.

Figure 5: Significant Gold Intercept at Winters Creek, Plan View and Vertical Section

Figure 6: Significant Gold Intercepts at Wheeler to WaterPipe II, Plan View and Vertical Section

Summary of Significant Gold Intercepts:

Drillhole	Target	Drill type	Significant Intercept
			From (m	To (m)	Length (m)	Au (gpt)
SMI-LX-1112	Smith	DDH	116.5	146.2	29.7	8.39
SMI-LX-1110	Smith	DDH	97.3	103.5	6.2	6.79
SMI-LX-1050	Smith	DDH	57.3	63.4	6.1	6.66
SSX-SR-608	SSX	DDH	219.5	226.8	7.3	6.81
SSX-SR-608 (2)	SSX	DDH	323.7	337.4	13.7	4.21
SSX-SR-702	SSX	DDH	198.1	205.7	7.6	4.28
GR-419	Murray	RC	138.7	146.3	7.6	5.77
GR-425	Murray	RC	271.3	283.5	12.2	4.74
WC-588	Winters Creek	RC	129.5	143.2	13.7	11.81
WH-049	Wheeler	RC	35.1	54.9	19.8	1.27
WH-051	Wheeler	RC	74.7	88.4	13.7	0.52
WH-055	Wheeler	RC	167.6	187.4	19.8	0.95
WH-058	Wheeler	RC	62.5	73.2	10.7	0.89
WH-068	Wheeler	RC	109.7	147.8	38.1	1.37
WH-070	Wheeler	RC	97.5	118.8	21.3	1.66
WH-071	Wheeler	RC	141.7	161.5	19.8	1.72
WH-073	Wheeler	RC	216.4	231.6	15.2	1.14
WT-156	Waterpipe II	RC	82.3	100.6	18.3	1.91
WT-156 (2)	Waterpipe II	RC	109.7	132.6	22.9	1.37
WT-156 (3)	Waterpipe II	RC	138.7	150.9	12.2	1.57
WT-185	Wheeler	RC	336.8	361.2	24.4	1.89
WT-192	Wheeler	RC	25.9	39.6	13.7	2.06
WT-198	Wheeler	RC	80.8	92.9	12.1	1.18
WT-199	Waterpipe II	RC	48.7	79.2	30.5	0.83
WT-200	Waterpipe II	RC	57.9	93.0	35.1	1.82
WT-200 (2)	Waterpipe II	RC	97.5	112.7	15.2	0.95

WT-200 incl	Waterpipe II	RC	67.0	74.6	7.6	3.78
WT-201	Waterpipe II	RC	56.3	100.5	44.2	1.64
WT-201 incl	Waterpipe II	RC	67.1	76.2	9.1	3.36
WT-202 (1)	Waterpipe II	RC	83.8	100.5	16.7	2.74
WT-202 (2)	Waterpipe II	RC	123.4	135.6	12.2	1.08
WT-202 (3)	Waterpipe II	RC	140.2	150.9	10.7	0.81
WT-203	Waterpipe II	RC	38.1	65.5	27.4	1.25
WT-206	Waterpipe II	RC	30.4	45.6	15.2	1.18
WT-209	Waterpipe II	RC	61.0	82.3	21.3	1.46
WT-209 (2)	Waterpipe II	RC	242.3	262.1	19.8	1.96
WT-209 incl	Waterpipe II	RC	245.3	249.8	4.5	3.5
DDH is abbreviation for Diamond Drill Hole; RC is abbreviation for Reverse Circulation drill hole.

Gold intercepts are calculated using weighted averages, uncapped sample assays, a 3.0 g/t Au cut-off grade and a minimum length of 5m for Smith, Winters Creek and Murray. Intercepts are calculated using weighted averages, uncapped sample assays, a 0.5 g/t Au cut-off grade and a minimum length of 10m at Wheeler and Waterpipe II. True width of intercepts is unknown at this time. A maximum of one consecutive sample lower than the cut-off grade is allowed as dilution.

First Majestic’s drill programs follow established QA/QC insertion protocols with standards, blanks and duplicates introduced in the sample stream. After detailed geological logging, all drill core samples were cut in half. One half of the core is submitted to Paragon Geochemical (Au-AA30, Au-GR30 - ISO/IEC 17025:2017) or First Majestic Central Laboratory (ISO 9001:2015). The remaining half core is retained on-site for verification and reference purposes. Reverse circulation drilling was geologically logged and samples obtained at the drill site shipped for assaying to Bureau Veritas (FA430- ISO/IEC 17025:2005), chip trays are retained for reference. Paragon and Bureau Veritas are independent laboratories.

Samples submitted to Paragon Geochemical and First Majestic Central Laboratory are dried, crushed and pulverized to 85% passing a 75 μm. At Paragon Geochemical, Au is analyzed by Au by Fire Assay-Aqua Regia Digest AAS finish. Samples returning Au greater than 8 ppm are analyzed by 30 g Fire Assay gravimetric finish. At First Majestic Central Laboratory, Au is analyzed by fire assay with atomic absorption finish. Above 10 g/t gold is analyzed by 20 g Fire Assay gravimetric finished. Samples submitted to Bureau Veritas are dried, crushed and pulverized to 85% passing 200 mesh. Au is analyzed by fire assay with atomic absorption finish. Above 10 g/t gold is analyzed by 30 g Fire Assay gravimetric finished.

See the Company's Annual Information Form, available at www.sedar.com for further information concerning QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's Mineral Reserves and Mineral Resources.

The information provided in this report/statement/release constitutes exploration results. It is inappropriate for the reader to use the information presented for deriving estimates of tonnage and grade or quality.

Gonzalo Mercado, Vice President of Exploration for First Majestic, has reviewed and approved the technical information disclosed in this news release and is a "Qualified Person" as defined under NI 43-101.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.